UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lixiang Education Regains Compliance with Nasdaq Listing Requirement

Lixiang Education Holding Co., Ltd (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Global Market (“Nasdaq”) on February 6, 2023, confirming that the Company has regained compliance with the Listing Rule 5450(a)(2) (the “Rule”), which requires the Company to have at least 400 public holders for continued listing on the Nasdaq Global Market.

As previously reported on September 21, 2022, the Company received a written notice from Nasdaq on September 15, 2022 indicating that the Company was not in compliance with the Rule. Based on the Company’s emails to Nasdaq dated February 3 and February 6, 2023, the Company has greater than 400 total holders. Accordingly, Nasdaq Staff has determined that the Company complies with the Rule and this matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer
Date: February 8, 2023